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TSX.V SYMBOL : PCE September 4, 2007

PACE MITCHELL DRILLING Signs Degasification Contract

Valued up to US$2.73 Million

PACIFIC ASIA CHINA ENERGY INC. (PACE) is pleased to announce that its 50% owned joint venture drilling subsidiary PACE Mitchell Drilling Corp. (PACE Mitchell) has signed a drilling services contract for degasification at the Yunnan Weixin Guanyinshan Coal Mine in Kunming, Yunnan Province, China.  In February, PACE announced that a Memorandum of Understanding had been signed with Weixin Yuntou Yuedian Zhaxi Energy Co. Ltd (“Weixin”), owner of the coal mine, for the right to negotiate degasification services (see news release February 19, 2007).  The agreement subsequently reached represents the second major contract to be signed as a direct result of PACE Mitchell’s degasification marketing initiative.

The Drilling Services Contract provides for up to two sets of Dymaxion horizontal wells for a total value of up to US$2.73 million.  Plans are to degasify a 2,000 meter X 200 meter block to lower the gas content in the coal seam to a safe working level before tunnel development and mining can take place.  PACE Mitchell will drill one Dymaxion well set comprising one vertical well which will be intersected by two Surface-to-in-Seam (SIS) laterals in the target coal seam.  Additional gas production and monitoring equipment will also be installed.  The contract value for the first well is US$1.41million.  A total of 10% of this value is payable on signing to cover the mobilization of equipment to the site.  Weixin retains the option for a second Dymaxion well set for a period of ten days after completion of the first well.  Should Weixin exercise this option, the total contract value increases to US$2.73 million.

Site preparation is planned for early September with drilling to begin by early October.  Should Weixin exercise their option for a second well, completion of the project is expected by December.

PACE President Tunaye Sai commented: “this second contract win demonstrates the confidence PACE Mitchell is gaining from coal mining officials as they seek a reliable and viable alternative for degasifying their coal mines.  Mitchell Drilling has a proven track record for CBM drilling and coal degasification in Australia and PACE Mitchell will continue to build on that success in China.”

China has prioritized coalmine degasification to reduce the thousands of accidental mining fatalities as a result of methane explosions and to lower the world's largest volume of harmful coal mine methane emissions, which contribute to the global warming process.  In addition, coalmine degasification enables the recovery and utilization of coalmine methane for use as a clean-burning energy source, while reducing air pollution.

PACE Mitchell’s goal is to become a leading coal degasification/CBM drilling company in China.

Marketing efforts are continuing to win new contracts and alternatives for financing the purchase of additional Dymaxion drill rigs are being reviewed.

PACIFIC ASIA CHINA ENERGY INC. is a Canadian based resource company specializing in the strategic development of Coal Bed Methane projects in China, CBM drilling and coal degasification through its 50% owned subsidiary, PACE MITCHELL DRILLING CORP.  Common Shares of PACIFIC ASIA CHINA ENERGY INC. are listed on the TSX Venture Exchange under the symbol "PCE".

MITCHELL DRILLING CORP. is Australia’s largest privately owned drilling company that has been servicing the drilling needs of the resource industry for approximately four decades.  Mitchell presently operates in three continents and entered China in 2006 through the creation of its 50%-owned joint venture subsidiary PACE MITCHELL DRILLING CORP.

This news release may contain forward-looking statements. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

ON BEHALF OF THE BOARD

"Devinder Randhawa"

Devinder Randhawa, Chairman & CEO

For Investor Relations:

Scott Koyich

DSK Consulting Ltd.

Telephone: 403-215-5979

skoyich@pace-energy.com

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